FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

10 July 2013

NATIONAL BANK OF GREECE

PRESS RELEASE

Chief Financial Officer

Following a proposal by the Human Resources & Remuneration Committee, NBG’s Board of Directors decided to hire Ms Paula Hatzisotiriou as Group CFO, while she will also serve as a member of the Bank’s Executive Committee. She will take up her new post on 16 July 2013.

This appointment, which will strengthen significantly the management team at NBG, has been approved by the Hellenic Financial Stability Fund, in accordance with relevant legal provisions.

Prior to her new appointment, Ms Paula Hatzisotiriou was CFO and head of strategy at Eurobank, as well as a member of its Executive Committee. She is a Chartered Accountant and a member of the Institute of Chartered Accountants of England and Wales (ICAEW).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Petros Christodoulou

(Registrant)

Date: July 15th, 2013

Deputy Chief Executive Officer